Exhibit 12

                                              SEMCO ENERGY, INC.
                                      Ratio of Earnings to Fixed Charges
                                            (Thousands of Dollars)

--------------------------------     -------------------   ---------------------------------------------------
                                     Twelve Months Ended                         Year Ended
      Description                        June 30, 1999        1998      1997<F3>   1996<F3>   1995        1994
--------------------------------     -------------------   ---------------------------------------------------
Earnings as Defined <F1>
Net Income (Loss)                         $14,633           $10,040    $15,425   $(12,762)  $11,331    $ 9,992
Income taxes                                9,156             7,011      8,469     (7,106)    6,151      4,560
Other items                                   (96)              672        (96)       (96)      (96)     1,882
Fixed charges as defined                   15,526            15,085     16,741     14,617    14,402     14,092
                                          -------           -------    -------   --------   -------    -------
Earnings as defined                       $39,219           $32,808    $40,539   $ (5,347)  $31,788    $30,526
                                          =======           =======    =======   ========   =======    =======

Fixed charges as defined <F1>
Interest on long-term debt                $11,892           $11,488    $ 9,389   $  8,514   $ 8,546    $ 8,605
Amortization of debt expense                  492               450        449        431       520        454
Other interest charges                      2,868             2,873      6,629      5,398     5,062      4,759
Preferred securities dividends
  and distributions                           274               274        274        274       274        274
                                          -------           -------    -------   --------   -------    -------
Fixed charges as defined                  $15,526           $15,085    $16,741   $ 14,617   $14,402    $14,092
                                          =======           =======    =======   ========   =======    =======

Ratio of earnings to fixed charges           2.53              2.17       2.42      <F2>       2.21       2.17
                                          =======           =======    =======   ========   =======     ======
------------------

Notes:
<F1>
    Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.
<F2>
    For the year ended December 31, 1996, fixed charges exceeded earnings by $20.0 million.  Earnings as defined include a $32.3 million non-cash pretax write-down of the NOARK investment.  Excluding the NOARK write-down, the ratio of earnings to fixed charges would have been 1.84.
<F3>
    Restated to account for a 1998 acquisition as a pooling of interests.  Years prior to 1996 were not restated for the pooling of interest as the effects were deemed not material.
